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                               Pliant Corporation
                         1475 Woodfield Road, Suite 700
                           Schaumburg, Illinois 60173

                                 August 11, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long, Assistant Director

     Re:  Pliant Corporation Post-Effective Amendment No. 1 to
          Registration Statement on Form S-4, File No. 333-86532-01 to 09 Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrants (the "Registrants") hereby request the immediate withdrawal of Post-Effective Amendment No. 1, together with all exhibits thereto (collectively, the "Post-Effective Amendment"), to Registration Statement on Form S-4, Commission File Nos. 333-86532-01 to 09 (the "Registration Statement"). The Post-Effective Amendment was originally filed with the Commission on April 30, 2003.

     The Post-Effective Amendment was filed to update the market making prospectus contained in the Registration Statement relating to the 13% Senior Subordinated Notes due 2010 of Pliant Corporation ("Pliant") and related guarantees. Based on comments received and subsequent discussions with the staff of the Commission, Pliant concluded that Rule 401 under the Securities Act required the Registrants to update the market making prospectus on Form S-1, rather than Form S-4, given that the exchange offer originally covered by the Registration Statement is now complete. Accordingly, the Registrants filed a new registration statement on Form S-1 (File Nos. 333-106432-01 to 09) on June 24, 2003. This registration statement was declared effective by the Commission on August 6, 2003 and covers all market making transactions intended to be covered by the Post-Effective Amendment. No securities have been sold pursuant to the Post-Effective Amendment.

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     Accordingly, the Registrants respectfully request the withdrawal of the
Post-Effective Amendment as soon as reasonably possible. If you have any questions regarding this application for withdrawal, please contact Reed W. Topham, Esq., of Stoel Rives LLP, legal counsel to the Registrants, at
(801) 578-6918.

                                       Very truly yours,

                                       Pliant Corporation
                                       Pliant Corporation International
                                       Pliant Film Products of Mexico, Inc.
                                       Pliant Solutions Corporation
                                       Pliant Packaging of Canada, LLC
                                       Uniplast Holdings Inc.
                                       Uniplast U.S., Inc.
                                       Turex, Inc.
                                       Pierson Industries, Inc.
                                       Uniplast Midwest, Inc.



                                       By: /s/ Brian E. Johnson
                                           -------------------------------------
                                               Brian E. Johnson
                                               Chief Financial Officer